SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc LEI: 635400BR2ROC1FVEBQ56
2. Reason for the notification (please tick the appropriate box or boxes):
[ ] An acquisition or disposal of voting rights
[x] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v: Goldman Sachs International
5. Date on which the threshold was crossed or reachedvi: 09/12/2020
6. Date on which issuer notified: 11/12/2020
7. Threshold(s) that is/are crossed or reached: Above 5%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	1.66%	5.06%	6.72%	1,126,647,028
Position of previous notification (if applicable)	2.51%	4.03%	6.54%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
IE00BYTBXV33			18,405,226	1.63%
US7835132033			323,698	0.03%

SUBTOTAL A			18,728,924	1.66%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open			756,822	0.07%
Swap	21/01/2021			10,000,120	0.89%
Swap	26/01/2021			5,003,656	0.44%
Call Option	19/03/2021			4,307,300	0.38%
Put Option	17/09/2021			50,000	0.004%
Put Option	19/03/2021			2,400	0.0002%
			SUBTOTAL B.1	20,120,298	1.79%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swap	09/06/2021		Cash	7,498,443	0.67%
Swap	28/09/2021		Cash	5,878,835	0.52%
Swap	05/01/2021		Cash	4,804,204	0.43%
Swap	27/09/2021		Cash	4,556,106	0.40%
Swap	15/01/2021		Cash	2,482,548	0.22%
Swap	18/01/2021		Cash	2,402,487	0.21%
Swap	19/01/2021		Cash	2,352,455	0.21%
Swap	20/01/2021		Cash	2,322,896	0.21%
Swap	21/01/2021		Cash	1,751,888	0.16%
CFD	30/09/2030		Cash	1,312,042	0.12%
CFD	30/09/2030		Cash	484,044	0.04%
CFD	30/09/2030		Cash	251,230	0.02%
CFD	30/09/2030		Cash	183,473	0.02%
CFD	19/08/2030		Cash	84,184	0.01%
CFD	30/10/2030		Cash	63,580	0.01%
CFD	08/07/2030		Cash	60,501	0.01%
CFD	23/12/2021		Cash	60,000	0.01%
CFD	04/12/2030		Cash	47,457	0.004%
CFD	12/06/2030		Cash	41,001	0.004%
CFD	25/10/2021		Cash	37,500	0.003%
CFD	13/11/2023		Cash	28,000	0.002%
CFD	16/11/2022		Cash	27,000	0.002%
CFD	28/05/2030		Cash	25,972	0.002%
CFD	09/12/2030		Cash	24,748	0.002%
CFD	25/10/2021		Cash	22,500	0.002%
CFD	15/07/2025		Cash	10,123	0.001%
CFD	25/11/2030		Cash	7,700	0.001%
CFD	25/11/2030		Cash	7,100	0.001%
CFD	13/11/2023		Cash	7,000	0.001%
CFD	03/12/2030		Cash	6,926	0.001%
CFD	18/03/2030		Cash	5,150	0.0005%
CFD	02/05/2023		Cash	4,426	0.0004%
CFD	15/04/2030		Cash	4,316	0.0004%
CFD	27/09/2024		Cash	3,233	0.0003%
CFD	30/07/2030		Cash	2,242	0.0002%
CFD	09/12/2030		Cash	1,551	0.0001%
CFD	09/12/2030		Cash	1,500	0.0001%
CFD	30/09/2030		Cash	1,288	0.0001%
CFD	30/07/2030		Cash	936	0.0001%
CFD	31/07/2030		Cash	766	0.0001%
CFD	30/07/2030		Cash	684	0.0001%
CFD	07/10/2030		Cash	637	0.0001%
CFD	04/12/2030		Cash	600	0.0001%
CFD	30/09/2030		Cash	473	0.00004%
Swap	15/01/2021		Cash	446	0.00004%
CFD	07/10/2030		Cash	441	0.00004%
Swap	08/07/2022		Cash	389	0.00003%
Swap	15/01/2021		Cash	279	0.00002%
Swap	05/07/2022		Cash	276	0.00002%
CFD	09/12/2030		Cash	214	0.00002%
CFD	04/12/2025		Cash	140	0.00001%
Swap	15/02/2021		Cash	128	0.00001%
Swap	04/09/2022		Cash	31	0.000003%
Swap	17/05/2021		Cash	13	0.000001%
Swap	04/09/2022		Cash	5	0.0000005%
Swap	04/09/2022		Cash	4	0.0000003%
Swap	04/09/2022		Cash	3	0.0000003%
			SUBTOTAL B.2	36,872,113	3.27%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		5.02%	6.66%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
Folio Financial, Inc.
Folio Investments Inc.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:
Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.
General email contact:
gs-regops-emea-position-enquiries@gs.com

Done at London on 11/12/2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 December, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary